Goodwin Procter LLP Counsellors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.523.3333 goodwinprocter.com

August 9, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief
Angela McHale

Re:	Mid-America Apartment Communities, Inc.
Registration Statement on Form S-4
Filed July 19, 2013
File No. 333-190027

Mid-America Apartments, L.P.
Registration Statement on Form S-4
Filed July 19, 2013
File No. 333-190028

Ladies and Gentlemen:

This letter is submitted on behalf of Mid-America Apartment Communities, Inc. (“MAA”) and Mid-America Apartments, L.P. (“MAA LP”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to H. Eric Bolton, Jr., dated August 8, 2013, with respect to MAA’s and MAA LP’s registration statements on Form S-4 filed on July 19, 2013 (the “Registration Statements”).

For reference purposes, the text of the Staff’s comment has been reproduced herein with our response below.

1.	We note that part of the business combinations involves Colonial Realty Limited Partnership merging with Mid America Apartments L.P. (the “Partnership Merger”), whereby each limited partner interest in Colonial LP will be cancelled and converted into Class A Common Units in MAA LP. We note that this Partnership Merger is separate from the parent REIT merger. It appears that the Partnership Merger may constitute a roll-up transaction that would be subject to Subpart 900 of Regulation S-K. Please provide all the disclosure and other relevant information required by Subpart 900 or provide us with a supplemental analysis as to why you do not believe that this transaction constitutes a roll-up transaction.

Response to Comment No. 1

As an initial matter, we respectfully advise the Staff that we do not believe that either MAA LP or Colonial Realty Limited Partnership (“Colonial LP”) are “partnerships” as defined in Item 901(b) of Regulation S-K and the roll-up rules thus do not apply to the Partnership Merger. Moreover, even if it were determined that either or both MAA LP and/or Colonial LP are “partnerships” as defined in Item 901(b), we believe that at least three of the exemptions provided in Item 901(c)(2) would be applicable to exempt the Partnership Merger from applicability of the roll-up rules.

A. Definition of “Partnership”. For the purposes of the 900 Series of Regulation S-K, a “partnership” is defined in Item 901(b)(2)(i) as a “finite life limited partnership”, further defined as an entity that:

(A) “operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time;” and

(B) “has a policy or purpose of distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than reinvesting such proceeds or cash in the business.”

With respect to the “finite life” requirement, MAA LP’s Second Amended and Restated Agreement of Limited Partnership (the “MAA LP Partnership Agreement”) provides that the term of MAALP will continue until December 31, 2053, unless it is sooner dissolved by reason of other provisions of the partnership agreement. Similarly, Colonial LP’s Fourth Amended and Restated Agreement of Limited Partnership (the “Colonial LP Partnership Agreement”) provides for an even longer term, ending December 31, 2092. While both MAA LP and Colonial LP are thus nominally “finite life” entities, they are not practically the type of entity the 900 Series rules were intended to cover, inasmuch as the life of both partnerships effectively only terminate upon the sale of all or substantially all of the applicable partnership’s assets and limited partners would not view the remaining terms of 40 to 80 years as a “limited period of time.”

Even if MAALP or Colonial LP were deemed to have a “finite life,” neither MAA LP nor Colonial LP has as a policy or purpose distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations. Each of these entities is the operating partnership in an UPREIT structure and, as such, makes quarterly distributions to enable its principal limited partner, the public REIT, to distribute its REIT-taxable income each year as required by applicable tax laws. Item 901(b)(2)(ii) of Regulation S-K specifically acknowledges that the requirement that a REIT distribute its net income does not mean that a REIT will be deemed to be a “partnership,” so long as it does not have a policy of distributing the proceeds of sales, financings, or refinancing of assets. This principle applies equally to the operating partnership through which a REIT owns and operates its assets. Moreover, pursuant to the MAA LP Partnership Agreement and Colonial LP Partnership Agreement, respectively, each of Colonial LP and MAA LP may reinvest such proceeds or operating cash flow in the business for the following:

•	investments in any entity (including loans);

•	certain cash expenditures, including capital expenditures; and

•	increases in reserves which the general partner of MAA LP or the general partner of Colonial LP, as applicable, determines, in its sole discretion, is necessary or appropriate.

Accordingly, neither the Colonial LP Partnership Agreement nor the MAA LP Partnership Agreement can be said to have a policy or the purpose of distributing sales and financing proceeds or operating cash flow to investors within the meaning of Item 901(b). Rather, under the terms of their respective partnership agreements, subject to the policy of making distributions sufficient to enable their REIT partners to distribute their net income, MAA LP and Colonial LP have the ability and the policy of investing proceeds from financings and sales and operating cash flow in their respective businesses.

B. Item 901(c)(2) Exemptions. Even if it were to be determined that either MAA LP or Colonial LP falls within the definition of a “partnership” under Item 901(b), we believe that each of the exemptions to the roll-up rules provided by Items 901(c)(2)(iii), 901 (c)(2)(iv) and 901(c)(2)(vii) would be applicable to the Partnership Merger.

Item 901(c)(2)(iii). Item 901(c)(2)(iii) exempts transactions that involve “only issuers that are not required to register or report under Section 12 of the Securities Exchange Act of 1934, both before and after the transaction”. In the context of the Partnership Merger, MAA LP is not, nor will be, required to report under Section 12, either before or after the Partnership Merger.

Item 901(c)(2)(iv). Item 901(c)(2)(iv) exempts transactions where a non-affiliated party succeeds to the interests of a general partner or sponsor, if:

(A) such action is approved by not less than 66-2/3% of the outstanding units of each of the participating partnerships; and

(B) as a result of the transaction, the existing general partners will receive only compensation to which they are entitled as expressly provided for in the preexisting partnership agreements.

In the context of the Partnership Merger, Colonial LP will become a wholly-owned subsidiary of MAA LP and MAA LP, an unaffiliated party, will succeed to the interests of Colonial Properties Trust, as general partner. In addition, (A) pursuant to the terms of the merger agreement as described in the Registration Statements, the Partnership Merger will only be consummated if approved by at least 66 2/3% of the outstanding units of each of MAA LP and Colonial LP, and (B) MAA and Colonial, as general partners of MAA LP and Colonial LP, respectively, will receive only the compensation to which they are entitled to under the terms of the of the preexisting MAA LP Partnership Agreement and the Colonial LP Partnership Agreement.

Item 901(c)(2)(vii). Item 901(c)(2)(vii) exempts transactions in which the investors are not subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives. Under the terms of the merger agreement as described in the Registration Statements, in the Partnership Merger neither MAA LP unitholders nor Colonial LP unitholders will be subject to a significant adverse change with respect to voting rights, the terms of existence of the entity, management compensation or investment objectives as a result of the Partnership Merger. Specifically, each MAA LP unit held by MAA LP unitholders immediately prior to the Partnership Merger will continue to represent one MAA LP unit after the Partnership Merger. Immediately prior to the Partnership Merger, MAA LP’s limited partnership agreement will also be amended and restated on terms that are substantially similar to those contained in Colonial LP’s current partnership agreement. As a result, the rights of Colonial LP unitholders upon the closing of the partnership merger will be substantially similar to the current rights of Colonial LP unitholders. In addition, the differences between the existing MAA LP limited partnership agreement and the form of partnership agreement which will be in effect following consummation of the Partnership Merger, as described in the Registration Statements, are not sufficiently material in the sense that they could be said to subject MAA LP unitholders to a significant adverse change with respect to voting rights, the term of existence of the entity, management compensation or investment objectives.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8831.

Very truly yours,

/s/ Yoel Kranz

Yoel Kranz

Cc:	H. Eric Bolton
Albert M. Campbell, III

Mid-America Apartment Communities, Inc.

Mid-America Apartments, L.P.

Gilbert G. Menna

Mark S. Opper

Goodwin Procter LLP

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